September 30, 2011

FILED VIA EDGAR; ORIGINAL SENT VIA UPS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	John Reynolds
Assistant Director

Re:	Avery Dennison Corporation
Form 10-K for Fiscal Year Ended January 1, 2011
Filed February 28, 2011;
DEF 14A for Annual Meeting on April 28, 2011
Filed March 17, 2011
File No. 1-7685

Ladies and Gentlemen:

In connection with the comments contained in the August 22, 2011 letter (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Staff”) to Dean A. Scarborough, Chairman, President and Chief Executive Officer of Avery Dennison Corporation, a Delaware corporation (the “Company”), the Company’s responses to the Staff’s comments are presented below.

For your convenience, we have set forth each of the Staff’s comments contained in the Comment Letter, followed by our response.

General

1.	Please update us on your direct and indirect contacts with Iran and Syria since your letter to us of March 23, 2007, including information about your voluntary disclosure to the Office of Export Administration of the Department of Commerce. We note that your website refers questions on products or services within several countries including Syria to an Avery Dennison office in Dubai.

Your response should describe your past, current, and any anticipated contacts with Iran and/or Syria since your 2007 letter, including any products, services, technology,

Securities and Exchange Commission

Division of Corporate Finance

Attn: John Reynolds, Assistant Director

September 30, 2011

information or support you have provided into those countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of Iran and Syria or entities controlled by them.

The Company advises the Staff that the Company does not, to the best of its knowledge and belief, have operations or assets in Iran or Syria. Based on a review of information gathered for purposes of preparing this response letter, certain non-U.S. subsidiaries of the Company have made de minimis sales to distributors and companies in Iran and Syria since the Company’s letter to the SEC dated March 23, 2007 (the “2007 Letter”). In each of the fiscal years 2008 through 2010 and year-to-date in fiscal year 2011, the combined sales to Iran and Syria accounted for approximately one-tenth of one percent, or less, of the Company’s consolidated annual revenues. Moreover, to the best of our knowledge and belief, (i) the sales into Iran and Syria have been handled solely by non-U.S. subsidiaries of the Company without the approval, support, or facilitation of the Company or any other U.S. person; (ii) the products sold into these countries fell under EAR99 of the Commerce Control List set forth in the U.S. Department of Commerce’s Export Administration Regulations; and (iii) none of the products sold to these countries was of U.S. origin or otherwise subject to U.S. export or re-export restrictions or licensing requirements. In sum, we believe that these limited sales to distributors and companies in Iran and Syria have been consistent with and permissible under U.S. law.

The Company completed the voluntary disclosure matter referenced in the 2007 Letter with a final voluntary disclosure to the U.S. Department of Commerce’s Bureau of Industry and Security (“BIS”). The voluntary disclosure matter was closed on June 25, 2008 without any enforcement or penalty action by BIS’s Office of Export Enforcement (“OEE”). There has been no further communication with BIS or the OEE on that matter, and, since that time, the Company has not filed any other voluntary disclosures of export control or sanctions violations with BIS or any other U.S. government agency.

To the best of our knowledge and belief, none of the sales activities described above has involved any contacts with the governments of Iran or Syria or entities controlled by them.

2.	Please discuss the materiality of your contacts with Iran or Syria as described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the

Securities and Exchange Commission

Division of Corporate Finance

Attn: John Reynolds, Assistant Director

September 30, 2011

potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran and Syria.

The Company advises the Staff that the Company believes that its contacts with Iran and Syria, including the limited sales to distributors and companies in Iran and Syria described in the Company’s response to Comment No. 1, are not material to the Company and do not constitute a material investment risk to the Company’s investors. In assessing materiality, the Company considered quantitative factors with reference to the Company’s consolidated financial condition and results of operations, as well as qualitative factors that a reasonable investor would consider important in making an investment decision in the Company’s securities, including the potential impact on the Company’s reputation and the quoted market prices for the Company’s securities. As described in our response to Comment No. 1, we believe that the sales to Iran and Syria have been consistent with and permissible under U.S. law, having confirmed, to the best of our knowledge and belief, that they do not involve U.S. persons or products subject to U.S. sanctions or export control restrictions and accounted for approximately one-tenth of one percent, or less, of the Company’s consolidated annual revenues for each of the fiscal years 2008 through 2010 and year-to-date in fiscal year 2011.

The Company understands that legislation and investment guidelines referred to by the Staff have been proposed or adopted by certain states and organizations permitting or requiring divestment from, or reporting of interests in, companies that do business with certain U.S.-designated state sponsors of terrorism. The Company does not believe that any such measures have, to date, had a material impact on the Company’s reputation or the quoted market prices for the Company’s securities.

DEF 14A for Annual Meeting on April 28, 2011

3.	We reissue comment one of our letter dated June 16, 2011. We note that you benchmark total direct compensation based upon companies similar in size, global scope and complexity and that you utilize market survey data. To the extent you know the identity of the companies that comprise the survey data, please confirm that you will disclose the companies in future filings. To the extent you do not know the identity of the companies that comprise the survey data, please confirm that you will add a statement to this effect in future filings. Your revised disclosure simply indicates that you did not consider individual company information, not whether the board was aware of the companies that comprised the surveys. Please provide us with draft disclosure.

Securities and Exchange Commission

Division of Corporate Finance

Attn: John Reynolds, Assistant Director

September 30, 2011

Thank you for the opportunity to provide further clarification. In evaluating executive compensation with reference to survey data, the Compensation and Executive Personnel Committee (the “Committee”) considers only aggregated survey data. The Committee relies on its compensation consultant to recommend suitable survey data and, to the extent reasonably possible, narrow the scope of any survey data so that it reflects information from survey participants comparable in size, global scope and complexity to the Company. The Committee does not have any influence on which companies participate in the surveys and is not made aware of the identities of the specific participating companies during its review of the compensation of the Company’s named executive officers. The Company will clarify this is future filings as follows:

The Committee reviewed industry-wide data from the following published compensation surveys, with executive matches based on job and functional responsibility: (i) the most current Towers Watson U.S. Compensation Database General Industry Database, which had been narrowed in scope by Towers Watson to focus on the data of the              participants with $6 billion to $10 billion in annual global corporate revenues, and (ii) the most current Hewitt Total Compensation Measurement Survey, which included data for over              public and private companies that had not been further narrowed in scope. The Committee believed it was appropriate to use the Hewitt TCM Survey data, in conjunction with the more narrowly focused Towers Watson survey data, as a second point of reference. The Committee reviewed the data from each survey on an aggregated basis, with no individual consideration of either survey’s respective component companies, which were not determined or known by the Committee. In 20__, the total direct compensation of the named executive officers fell in the              quartile of the Hewitt data and the Towers Watson data.

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Securities and Exchange Commission

Division of Corporate Finance

Attn: John Reynolds, Assistant Director

September 30, 2011

We appreciate the opportunity to respond to the Staff’s comments. If you have any questions or require additional information regarding our responses, please do not hesitate to contact Scott Hodgkins of Latham & Watkins at (213) 891-8739 or the undersigned at (626) 304-2064.

Sincerely,

/s/ Lori J. Bondar

Lori J. Bondar Vice President and Controller

cc:	Dean A. Scarborough, Chairman, President & CEO
Mitchell R. Butier, SVP and CFO
Susan C. Miller, SVP, General Counsel & Secretary
Scott Hodgkins, Latham & Watkins LLP